Correspondence

CHINA HOUSING & LAND DEVELOPMENT, INC.

6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

December 16, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Jessica Kane and Ms. Pamela Long

Re:	China Housing & Land Development, Inc. ("Company") Amendment No. 3 to Registration Statement on Form S-1 File: July 28, 2008 File No.: 333-149746

Dear Ms. Kane:

Thank you for your comment letter on our above-captioned registration statement, dated August 19, 2008. We are writing you to provide responses to your comments in connection with our filing Amendment No. 4 to the registration statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

In addition, we have updated our business discussions to reflect the content in the most recent Form 10K filed with the Commission.

GENERAL

1.	Please provide audited statements of income and cash flows for each of the three fiscal years proceeding the date of the most recent audited balance sheet being filed, as required by Rule 3-02 of Regulation S-X. We note this information was previously included in your Form S-1/A filed on July 14, 2008. Please also provide updated financial statements and related disclosures for the period ended June 30, 2008. See Rule 3-12 of Regulation S-X.

Response

Please be advised that we have added the audited financial statements for year ended December 31, 2005 to this Registration Statement. We have also updated the financial statements to the period ended September 30, 2008.

2.	We note your response to comment 2 in our letter dated July 18, 2008. However, it is still unclear how you arrived at the number of shares you are registering. In your response, you state that you are registering 1,437,468 shares underlying warrants. However, in the registration statement, you state that you are registering 1,796,835 shares underlying warrants. Please clarify and revise accordingly.

Response

Please be advised pursuant to the terms and conditions of the Registration Rights Agreement the Company has entered into in connection with the transaction, the Company has agreed to register an amount of common stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Notes, the exercise of the Warrants and the payment of interest accrued on the Notes. We are registering 1,796,835 shares underlying warrants as a result of 1,437,468 shares multiplied by 125%.

Executive Compensation, page 31

3.	On page 32, we note your statement regarding long-term incentive awards. It appears that you do not currently award this type of compensation. Please remove this reference or describe the types of long-term incentive awards you make in accordance with Item 402 of Regulation S-K.

Response

Please be advised that we have removed the reference to long-term incentive awards.

4.	Please update your Summary Compensation Table to include information relating to the 2007 restricted stock awards. See Item 402(c) of Regulation S-K.

Response

Please be advised that we have updated the Summary Compensation Table to include information relating to the 2007 restricted stock awards.

5.	In footnote 1 to the Summary Compensation Table, please list any other executive officers and directors that you paid in RMB and the applicable exchange rates.

Response

Please be advised that we have stated in footnote 1 the following:

The Company paid RMB to all executive officers every month. The RMB amount is translated into USD when the Company files SEC documents. The exchange rates used were the average rates of 2007 and 2006. They were 0.1315 and 0.12557 respectively. The exchange rate used for 2005 was 0.1209. All directors are paid in USD every quarter. The stock awards were valued based on the closing price of our common stock on the NASDAQ on July 2, 2008.

6.	Please remove the last paragraph on page 33 since it does not apply to the Director Compensation table.

Response

Please be advised that we have removed the last paragraph on page 33.

7.	We note your response and revised disclosure in response to comment 6 in our letter dated July 18, 2008. Please confirm to us supplementally that the salary amount for Mr. Lu listed in the Summary Compensation Table includes both the base salary and the performance salary. If it does not, please revise accordingly. Additionally, please provide a narrative description of Mr. Lu’s performance salary, including the amount paid during fiscal year 2007, the monthly and annual performance targets, and the process by which the compensation committee determines whether Mr. Lu met the relevant performance targets. See Item 402(e) of Regulation S-K.

Response

Please be advised that the salary amount for Mr. Lu listed in the Summary Compensation Table includes both the base salary and the performance salary. We have provided the following description of Mr. Lu’s performance salary at page 34:

In 2008, Mr. Lu was paid 60,000 shares at a value of $239,400 as his performance salary based on the Compensation Committee’s decision in view of the audited financial statements of 2007.

Our HR department measured Mr. Lu’s performance scores in accordance with his annual targets agreement. Mr. Lu signed his annual targets agreement with the Company at the beginning of 2007. At the beginning of 2008, the HR department reviewed the targets agreement to measure how many targets had been met by Mr. Lu and then set his targets score accordingly. The result was then sent to our compensation committee to get approval.

Please be advised that we are not disclosing Mr. Lu’s detailed performance targets because we believe that the disclosure thereof would cause us competitive harm. Mr. Lu’s performance targets include a revenue target, a net profit target, achievement of corporate financing objectives and operational objectives. These targets were tied to specific projects we are undertaking and plan to undertake.

The disclosure of the performance targets would provide our competitors with insight into the strategic direction that management is expected to take with respect to the Company and would provide competitors with information concerning our view of market dynamics, as well as margin and pricing data. Such disclosure will destroy our business secret and provide unfair access to our business plans and firm targets in property bidding and sales.

In addition, our competitors will be provided how we compensate our employees. They will have an unfair advantage in poaching and targeting our employees. Such damage to business operations and possible loss of employees can be irreparable.

We believe that the targets represented a significant challenge for Mr. Lu's leadership and management. Achievement of the targets would require significant sales levels, meaningful operating efficiencies and cash generation sufficient to provide funds needed for debt service. The Compensation Committee believes that these performance targets are achievable only with a significant amount of dedication and hard work.

8.	We note your statement on page 35 under “Performance Goals” that “if the relevant performance goal is not obtained, the insurance of the award shares will be postponed until the next year.” Please disclose whether this statement means that restricted shares of stock will not be awarded for years in which the performance goals are not met, or whether there will be an opportunity to earn these shares at a later date using a different performance goal.

Response

Please be advised that we have disclosed at page 35 that the statement means that restricted shares of stock will not be awarded for years in which the performance goals are not met.

9.	On page 36, we note your formula for determining the number of restricted shares of stock to award an executive officer. Please disclose the following items:

•	the total number of restricted stock shares issued in 2007 ("S");
•	the sum of the individual allotment coefficient among the qualified candidates for 2007 (“CA”); and
•	the percentages of individual performance assessment scores in 2007 ("J").

Response

Please be advised that we have disclosed the above items at page 36.

The total number of restricted stock shares issued in 2008 for 2007 performance targets (“S”) is 750,000, the Sum of Individual Allotment Coefficient among the qualified incentive candidates for 2007 (“CA”) is 15.6, and the percentages of individual performance assessment scores for 2007 (“J”) are the following:

Pingji Lu	105%
Xiaohong Feng	107%
Genxiang Xiao	92.5%
Jing Lu	100%
Lei Feng	96%

Please provide an example of how this formula works by using numbers applicable to one of your executive officers, like Mr. Lu. Lastly, please describe the elements of individual performance and contribution that are taken into account when determining the individual performance assessment scores.

Response

Please be advised that we have provided Mr. Lu’s example to explain how this formula works at page 36.

We use Mr. Pingji Lu’s bonus shares received under this Plan to illustrate how the formula works. Mr. Lu received 60,000 shares of restricted stock awards in 2008.

60,000 = (750,000-500,000) ÷ 4 × 91.43% × 105%

Q	= 60,000;

S	= 750,000-500,000 “Bonus Shares” deducts “Bonus Shares of the Common Stock Mortgaged for Make-Good Provision Payment of the Stock Purchase Agreement;"

CA	= 4;

C	= 91.43%;

J	= 105%.

Please be advised that we are not disclosing the elements of individual performance and contribution that are taken into account when determining the individual performance assessment scores because the disclosure thereof would cause us competitive harm. These elements are tied to specific projects we are undertaking and plan to undertake, and the disclosure thereof will destroy our business secret and provide unfair access to our business plans and firm targets in property bidding and sales.

The disclosure will also provide our competitors with details how we compensate our employees. They will gain an unfair advantage in poaching and targeting our employees.

We have provided the disclosure of assessment scores and formula in determining our award shares to the best of our efforts. Any further disclosure will cause damage to the business operations and possible loss of employees. Such damage can be irreparable.

10.	Please disclose whether the chart on page 36 entitled “New Plan Benefits” discloses the number of restricted stock shares your executive officers and directors received for 2007 or if it is what you anticipate they could receive in 2008.

Response

Please be advised that we have disclosed at page 37 that the chart discloses the number of restricted stock shares our executive officers and directors have received in 2008 for 2007. We cannot anticipate any such compensation for 2007 until the audited financials are provided.

11.	Since you issued restricted shares of stock as part of compensation for 2007, please include the Grants of Plan Based Awards Table and the Option Exercises and Stock Vested Table as required by Items 402(d) and 402(g) of Regulation SK.

Response

Please be advised that we have provided the Grants of Plan Based Awards Table and the Option Exercises and Stock Vested Table at page 37.

Management’s Discussion and Analysis, page 37

Consolidated Operating Results, page 38

12.	Please note that this section should cover the same three year period covered in the financial statements and any relevant interim periods. See Instruction No. 1 to Item 303(a) and Instruction No. 1 to Item 303(b) of Regulation S-K. Please revise this section to compare the results of operation for (i) fiscal year ended December 31, 2007 to fiscal year ended December 31, 2006; (ii) fiscal year ended December 31, 2006 to fiscal year ended December 31, 2005; and (iii) period ended June 30, 2008 to period ended June 30, 2007. We note that some of this information was previously provided in Form S-1/A filed on July 14, 2008.

Response

Please be advised that we have revised our MD&A section to compare the results of operation for (i) fiscal year ended December 31, 2007 to fiscal year ended December 31, 2006; (ii) fiscal year ended December 31, 2006 to fiscal year ended December 31, 2005; and (iii) period ended September 30, 2008 to period ended September 30, 2007.

Certain Relationships and Related Transactions, page 50

13.	On pages 50-52, please update the charts to include information through the quarter ended June 30, 2008. Please also revise the chart on page 50 to include the total amount of loans outstanding for the year ended December 31, 2007 and the period ending June 30, 2008. See Item 404(a)(5) of Regulation S-K. We note that you included the total amount of loans outstanding in your Form S-1/A filed on July 14, 2008.

Response

Please be advised that we have updated the three charts to include information through the quarter ended September 30, 2008. We have also revise the chart on page 50 to include the total amount of loans outstanding for the year ended December 31, 2007 and the period ending September 30, 2008.

14.	In the second paragraph on page 50, we note the sentence “However, we have never engaged in any such transaction which can be evidenced by the audited financial statements.” This statement is confusing because it appears that you have engaged in related party transactions since you have accepted loans from at least two of your executive officers, as disclosed on page 53. Please either clarify this sentence or remove it.

Response

Please be advised that we have removed the sentence.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 53

15.	Please include the information required by Item 304(a)(1)(ii) and (iii) of Regulation S-K when discussing the change from Moore Stephens to MSCM LLP.

Response

Please be advised that we have provided the following paragraph under Changes in and Disagreements with Accountants on Accounting and Financial Disclosure:

During the Company’s year ended December 31, 2006, there were no disagreements with Moore Stephens on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Moore Stephens would have caused them to make reference to the subject matter of such disagreements in connection with their report and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

Moore Stephens has not issued any report on the financial statements which contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was recommended and approved by the Audit Committee of the Board of Directors of the Company.

Closing Comment Response

        The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that these responses would be helpful in your review of our registration statement amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Jie Xiu at (212)704-6018 in case of any further comments or questions in this regard. Their fax number is (212)704-5904. We are delivering a hard courtesy copy of this letter as well as the Amendment No. 3 to the registration statement.

Sincerely yours,

CHINA HOUSING AND LAND DEVELOPMENT, INC.

By: /s/ Lu Pingji
    Name: Lu Pingji
    Title: Chief Executive Officer

By: /s/ William Xin
     Name: William Xin
     Title: Chief Financial Officer (Principal Financial and Accounting Officer)